EXHIBIT 99.1

INNATE PHARMA REPORTS FIRST QUARTER 2026 BUSINESS UPDATE AND FINANCIAL RESULTS

Marseille, France, May 13, 2026, 7:00 A.M. CEST

•Lacutamab TELLOMAK-3 confirmatory Phase 3 trial in cutaneous T-cell lymphoma (CTCL) remains planned for initiation in H2 2026, subject to non-dilutive financing options currently under negotiation, including pharma partnering and royalty structures
•IPH4502 (Nectin-4 ADC) continues to show preliminary anti-tumor activity with favorable safety profile to date; the maximum tolerated dose has been reached and enrollment in the Phase 1 dose escalation and cohort enrichment is nearing completion
•PACIFIC-9 Phase 3 trial, which includes monalizumab and is led by AstraZeneca, continues to advance toward a planned H2 2026 data readout
•IPH5201 (anti-CD39 antibody), developed in collaboration with AstraZeneca, showed encouraging early results presented in a Clinical Trials Plenary Session at AACR 2026, supporting continued investigation in the MATISSE Phase 2 study in non-small cell lung cancer (NSCLC)
•Cash position of €25.4 million1 as of March 31, 2026, with an anticipated cash runway until the end of Q3 2026
•Conference call to be held today at 1:30 p.m. CEST / 7:30 a.m. EDT

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today reported its business update and consolidated financial results for the year ending December 31, 2025. The consolidated financial statements are attached to this press release.

“2025 has been a year of strong execution across our portfolio. With the TELLOMAK-3 design finalized and FDA clearance in hand, lacutamab is planned for confirmatory Phase 3 initiation in H2 2026, dependent on current negotiations with pharma partners and royalty structures. IPH4502, our Nectin-4 exatecan ADC, is progressing rapidly, with early signs of anti-tumor activity in heavily pre-treated patients, including in urothelial cancer post-enfortumab vedotin, where we aim to validate our preclinical hypothesis supporting a differentiated profile versus MMAE-based approaches. We continue to enrich cohorts at pharmacologically active dose levels, and explore activity in tumors with low to moderate Nectin-4 expression, where we believe IPH4502 has best-in-class potential among Topo I-based Nectin-4 ADCs. We look forward to the PACIFIC-9 readout in H2 2026, which remains a key catalyst for Innate Pharma,” said Jonathan Dickinson, Chief Executive Officer of Innate Pharma.

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Webcast and conference call will be held today at 2:00pm CET (9:00am EDT)

The live webcast will be available at the following link:
https://events.q4inc.com/attendee/704730270

Analysts may also join via telephone, click here to register:
https://events.q4inc.com/analyst/704730270?pwd=usHLLD39

This information can also be found on the Investors section of the Innate Pharma website,
www.innate-pharma.com. A replay of the webcast will be available on the Company website for 90 days following the event.

1 Including short term investments (€4.9m) and non-current financial instruments (€10.4m).

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Pipeline highlights:

Lacutamab (anti-KIR3DL2 antibody):

Cutaneous T-Cell Lymphoma
•The planned confirmatory Phase 3 TELLOMAK-3 trial is an open-label, multi-center, randomized, comparative study evaluating lacutamab in patients with Sézary syndrome and mycosis fungoides, who have failed at least one prior systemic therapy.
oTELLOMAK-3 includes two cohorts: a confirmatory cohort in Sézary syndrome, intended to support a potential accelerated approval based on existing TELLOMAK Phase 2 data, and a registrational cohort in mycosis fungoides, intended to support full approval. The primary endpoint of the study for both cohorts is progression-free survival (PFS) evaluated by blinded central review.
oFollowing the U.S. Food and Drug Administration (FDA) review of the Phase 3 protocol, with no further comments in November 2025, the trial is planned for initiation in H2 2026.
•The FDA provided encouraging feedback on the TELLOMAK Phase 2 results and the proposed regulatory pathway, which may support an accelerated approval in Sézary syndrome once the Phase 3 trial is underway. In February 2025, the FDA granted Breakthrough Therapy Designation to lacutamab for relapsed or refractory Sézary syndrome.
•The TELLOMAK Phase 2 trial is completed, and patients still on treatment at the end of the study continue to receive lacutamab through a Post Trial Access program.
•An abstract authored by ZS Associates entitled “Cutaneous T-Cell Lymphoma Epidemiology in the United States: A Real-World Data Analysis of Administrative Claims” has been accepted for publication in the official Abstract Book of the European Hematology Association Congress 2026. The analysis, sponsored by Innate, reports approximately 12,400 prevalent patients with mycosis fungoides (MF) and 1,100 with Sézary syndrome (SS), with ~2,900 and ~300 new cases per year, respectively.

Peripheral T-Cell Lymphoma (PTCL)
•KILT (anti-KIR in T-Cell Lymphoma) Phase 2 trial, an investigator-sponsored, randomized study led by the Lymphoma Study Association (LYSA) evaluating lacutamab in combination with GEMOX (gemcitabine and oxaliplatin) versus GEMOX alone in patients with KIR3DL2-expressing relapsed/refractory PTCL, is ongoing.

IPH4502 (Nectin-4 exatecan ADC):
•The IPH4502-101 Phase 1 study (NCT06781983), recruiting in France and in the United States, is evaluating the safety, tolerability, and preliminary anti-tumor activity of IPH4502 in advanced solid tumors known to express Nectin-4, including but not limited to urothelial carcinoma, non-small cell lung, breast, ovarian, gastric, esophageal, and colorectal cancers.
•The maximum tolerated dose has been reached and enrollment in the Phase 1 dose escalation and cohort enrichment is nearing completion. Preliminary anti-tumor activity continues to be observed in heavily pre-treated patients with advanced solid tumors, including in patients with urothelial cancer relapsed or refractory to enfortumab vedotin, with a favorable safety profile to date.

Monalizumab (anti-NKG2A antibody), developed in collaboration with AstraZeneca:
•The PACIFIC-9 Phase 3 trial run by AstraZeneca evaluating durvalumab (anti-PD L1) in combination with monalizumab or AstraZeneca’s oleclumab (anti-CD73) in patients with unresectable, Stage III non-small cell lung cancer (NSCLC) who have not progressed following platinum-based chemoradiation therapy (CRT) is ongoing. Enrollment in the trial is complete, and data readout is expected in H2 2026.

Other Clinical stage assets

IPH5201 (anti-CD39 antibody, developed in collaboration with AstraZeneca): The MATISSE Phase 2 trial is evaluating IPH5201 in combination with durvalumab and platinum-based chemotherapy in the neoadjuvant lung cancer setting.
•Interim results from MATISSE Phase 2 were presented in a Clinical Trials Plenary Session at the AACR Annual Meeting 2026 on April 21, 2026 in San Diego, by Pr. Fabrice Barlesi (Institut Gustave Roussy). The pre-planned interim analysis was conducted on 40 patients with resectable early-stage (stage II–IIIA) NSCLC treated with perioperative IPH5201 in combination with durvalumab and platinum-based chemotherapy. The combination showed encouraging results with overall pathological complete response

(pCR) rate of 27.5% (95% CI: 14.6–43.9). pCR rates were notably higher in patients with PD-L1-positive tumors, reaching 35.7% in PD-L1 ≥1% patients (n=28%) and 50.0% in PD L1 ≥50% patients (n=14). Higher baseline tumor CD39+ and CD8+ cell density was observed in patients achieving pCR/mPR, suggesting CD39 expression as a potentially emerging biomarker. The safety profile was comparable to that of preoperative platinum-based chemotherapy with durvalumab. Based on these encouraging results, the MATISSE study continues enrollment in the PD-L1 ≥1% patient population.

IPH5301 (anti-CD73, proprietary): The investigator-sponsored CHANCES Phase 1 trial of IPH5301 with Institut Paoli-Calmettes is ongoing.
IPH6101 (ANKET® anti-CD123, proprietary): Innate has initiated a research collaboration to further assess next steps of development.

IPH6401/SAR’514 (ANKET® anti-BCMA, partnered with Sanofi): During the first quarter, Sanofi announced deprioritization of SAR’514, a trifunctional anti-BCMA NK-cell engager. Sanofi retains exclusive development and commercialization rights, and the license terms remain unchanged.

Corporate Update:
•As previously announced, in line with its strategic focus, the Company has streamlined its organization. Planned layoffs were implemented through a redundancy plan which is completed.
•As of March 31, 2026, the balance available under our April 2023 sales agreement under the At-The-Market program remains at $75 million.

Financial highlights for Q1 2026:

Cash, cash equivalents and financial assets of the Company amounted to €25.4 million as of March 31, 2026. At the same date, financial liabilities amounted to €20.3 million.

Revenue for the three-month period ending March 31, 2026, amounted to €2.6 million (€1.2 million for the same period in 2025). Revenue from collaboration and licensing agreements mainly resulted from the partial or entire recognition of the proceeds received pursuant to the agreements with AstraZeneca and Sanofi.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Leveraging its expertise on antibody-engineering and innovative target identification, Innate Pharma is developing innovative and differentiated next-generation antibody therapeutics.

Innate Pharma is advancing a portfolio of differentiated potential first- and/or best-in-class assets, focused on areas of high unmet medical need, including IPH4502, a differentiated Nectin 4 ADC developed in solid tumors, lacutamab, an anti-KIR3DL2 antibody developed in cutaneous T cell lymphomas and peripheral T cell lymphomas, and monalizumab, an anti-NKG2A antibody developed in collaboration with AstraZeneca in non-small cell lung cancer.

Innate Pharma has established collaborations with leading biopharmaceutical companies, including Sanofi and AstraZeneca, as well as renowned academic and research institutions, to advance innovation in immuno-oncology.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on LinkedIn and X.

Information about Innate Pharma shares:

ISIN code FR0010331421

Ticker code Euronext: IPH Nasdaq: IPHA

LEI    9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than present and historical facts and conditions contained in this press release, including statements regarding the future results of operations and financial position, business strategy, plans and the Company’s objectives for future operations, are forward-looking statements. These are based on the management’s current beliefs, expectations and assumptions about future events, conditions and results and on information currently available to the management. When used in this press release, certain words, including “anticipate,” “plan,” “believe,” “can,” “could,” “estimate,” “project,” “expect,” “may,” “might,” “potential,” “should,” “will,” or the negative of these and similar expressions, identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, enrolment, results and other milestones of its preclinical trials, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development and product trials given its current cash position and the impact an inability to raise further financing would have on the Company’s ability to meet its financial or business objectives. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ materially from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.
In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Innate Pharma
Stéphanie Cornen
stephanie.cornen@innate-pharma.fr

Investor Relations
investors@innate-pharma.fr

Media
communication@innate-pharma.fr